UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on organizational adjustment

—

Rio de Janeiro, April 6, 2023 - Petróleo Brasileiro S.A. - Petrobras announces that its Executive Board, in a meeting held today, approved an organizational adjustment proposal to be submitted to the Board of Directors as part of a continuous improvement process.

The proposal has three objectives: (i) prepare the company for the energy transition with the creation of an Executive Office focused on the topic; (ii) bring together the engineering, technology and innovation activities, strengthening the project development area with the research and development efforts; and (iii) concentrate corporate activities in an area focused on the company's management, strengthening synergies among the processes.

The approved proposal creates the Energy Transition and Renewable Energy Executive Office. Petrobras CEO Jean Paul Prates nominates Mr. Maurício Tolmasquim for the new Executive Office, which will coordinate decarbonization, climate change, new technologies and sustainability activities and will incorporate natural gas commercial activities.

The current Production Development Executive Office, occupied by Carlos José do Nascimento Travassos, will be renamed Engineering, Technology and Innovation Executive Office, and will incorporate the Leopoldo A. Miguez de Mello Research and Development Center (Cenpes).

The current Refining, Gas and Energy Executive Office, occupied by William França da Silva, will be renamed Industrial Processes and Products Executive Office, including oil products, and gas and biocomponents products.

The current Logistics and Trading Executive Office occupied by Claudio Romeo Schlosser, is now called Logistics, Trading, and Markets Executive Office.

The Institutional Relations and Sustainability Executive Office will be extinguished. The Chief Officer Clarice Coppetti will be appointed to the new Corporate Management Executive Office, which will manage the internal processes of people management, health, environment and safety (HSE) and shared services - and will incorporate the digital transformation and information technology structure. Carlos Augusto Barreto will remain responsible for the Digital Transformation area, which will be linked to the Corporate Management Executive Office. The executive managements of communication and brands, social responsibility and external relations will be directly linked to the CEO.

The Financial and Investor Relations Executive Office, held by Sergio Caetano Leite, is now responsible for the Portfolio Management area.

The Exploration and Production and Governance and Compliance Executive Offices are maintained.

The present organizational adjustment does not change the current number of Executive Offices and does not generate an increase in costs for the Company.

The proposal will follow the Company's governance procedures and is subject to approval by the Board of Directors.

Facts deemed relevant on the subject will be timely disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 6, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer